UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushikikaisya G. networks

(Name of Subject Company)

G.networks CO.,LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

G.taste Co.,Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Takahiro Konishi G.networks CO.,LTD. 1198-4, Aza Nishiotsuka Oaza nishi takadomari Sanyoonoda-shi Yamaguchi, Japan 756-8502 +81(836)83-5511

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this form:

Exhibit number	Description
I-1	Joint press release of G.taste Co., Ltd., Gnetworks Co., Ltd. and Sakai Co., Ltd. entitled “Notice of Business Integration through Merger of G.taste Co., Ltd., Gnetworks Co., Ltd. and Sakai Co., Ltd. and Formation of New Company by Company Split” dated May 15, 2013. *

I-2	Press release of G.taste Co., Ltd. entitled “Notice of a Reduction in the Amount of Capital and Capital Reserve” dated May 15, 2013. *

I-3	Press release of G.taste Co., Ltd. entitled “Notice of a Partial Amendment of the Articles of Incorporation” dated May 15, 2013. *

I-4	Press release of G.taste Co., Ltd. entitled “Notice of Modification of Position and Change of Representative Director Representing the Company” dated May 15, 2013. *

I-5	Convocation Notice for the 54th Annual Shareholders’ Meeting dated June 11, 2013.

*	Previously furnished as Exhibit to Form CB filed with the Securities and Exchange Commission on May 16, 2013.

(b)	Not applicable.

Item 2. Informational Legends

Included in Exhibit I-1, Exhibit I-2, Exhibit I-3, Exhibit I-4 and Exhibit I-5 to this form.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on May 16, 2013.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Fumiyasu Inayoshi

(Signature)

Fumiyasu Inayoshi Representative Director G.taste Co.,Ltd.

(Name and Title)

June 13, 2013

(Date)

2